EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Nine Months Ended September 30, 2017

Earnings:
Income before equity in income of unconsolidated entities and income taxes	$57,522
Gain on sales of real estate	5,438
Combined fixed charges and preferred share dividends (from below)	69,178
Amortization of capitalized interest	1,968
Distributed income of equity investees	1,122
Subtract:
Capitalized interest (from below)	(4,197)
Preferred share dividends included in fixed charges	(6,219)
Preferred unit distributions included in fixed charges	(495)
Preferred distributions of other consolidated entities	(12)
Total earnings	$124,305

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense	$57,772
Capitalized interest (internal and external)	4,197
Interest included in rental expense	483
Preferred share dividends	6,219
Preferred unit distributions	495
Preferred distributions of other consolidated entities	12
Total combined fixed charges and preferred share dividends	$69,178

Ratio of earnings to combined fixed charges and preferred share dividends	1.80

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.